Exhibit 99.2

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

AURORA CANNABIS INC. (the “Company”)

August 14, 2023

REPORT OF VOTING RESULTS

Pursuant to Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”)

In accordance with section 11.3 of NI 51-102 and following the annual general meeting of the holders of common shares (“Shares”) of the Company held on August 14, 2023 (the “Meeting”), we hereby advise of the following voting results as tabulated at the Meeting:

Total Shares issued and outstanding at record date (June 19, 2023):	354,205,652
Total Shares represented at the Meeting in person and by proxy:	92,897,315
Percentage of total Shares represented at the Meeting:	26.23%

1.     Number of Directors

Based on proxies received and votes calculated by ballot during the Meeting, the ordinary resolution fixing the number of directors at seven (7) was approved with the following results:

Votes FOR	% Votes FOR	Votes AGAINST	% Votes WITHHELD
86,290,410	92.89%	6,606,897	7.11%

2.     Election of Directors

Based on proxies received and votes calculated by ballot during the Meeting, the following individuals were elected as directors of the Company to serve until the next annual shareholders’ meeting or until his or her successor is duly elected or appointed, with the following results:

Name of Nominee	Votes FOR	% votes FOR	Votes WITHHELD	% votes WITHHELD
Ron Funk	21,456,189	78.91%	5,734,650	21.09%
Miguel Martin	23,182,258	85.26%	4,009,014	14.74%
Michael Singer	23,195,268	85.30%	3,996,005	14.70%
Norma Beauchamp	23,040,789	84.74%	4,150,484	15.26%
Theresa Firestone	20,769,802	76.38%	6,421,470	23.62%
Adam Szweras	23,765,335	87.40%	3,425,938	12.60%
Chitwant Kohli	20,600,774	75.76%	6,590,064	24.24%

3.     Advisory Vote on Executive Compensation or “Say-on-Pay”

Based on proxies received and votes calculated by ballot during the Meeting, the adoption of a non-binding advisory resolution on the Company’s approach to executive compensation, as more particularly described in the Information Circular, was approved with the following results:

Votes FOR	% Votes FOR	Votes AGAINST	% Votes AGAINST
13,700,878	50.78%	13,278,463	49.22%

4.     Appointment of Auditors

Based on proxies received and votes calculated by ballot during the Meeting, the ordinary resolution appointing KPMG LLP as independent auditors of the Company until the Company’s next annual meeting of shareholders and authorizing the directors to fix the auditor’s remuneration was approved with the following results:

Votes FOR	% Votes FOR	Votes WITHHELD	% Votes WITHHELD
89,522,318	96.37%	3,374,995	3.63%

Each of the matters set out above is described in greater detail in the Information Circular provided to the Company’s shareholders prior to the Meeting and is available under the Company’s profile at www.sedar.com and www.sec.gov/edgar.